02028085

File No. 82-1264

BRIDGESTONE

BRIDGESTONE CORPORATION
Kyobashi 1-chome, Chuo-ku
Tokyo, 104-8340 Japan
FAX : 81-3-3563-6907

March 18, 2002

Office of International Corporate Finance
Mail Stop ~~3-9~~ 3-2
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SEC MAIL PROCESSING SECTION RECEIVED MAR 20 2002 366

SUPPL

Dear Sirs,

We have sent the Notice of the 83rd Annual Shareholders' meeting on March 13,2002 to all shareholders.
In accordance with the Rule 12g 3-2(b), we are enclosing above document.

Sincerely,

PROCESSED
APR 10 2002
THOMSON FINANCIAL

Akira Suzuki
Treasurer
Bridgestone Corporation

dlw 3/29

Bridgestone Corporation
10-1 Kyobashi 1-chome, Chuo-ku
Tokyo, Japan

March 13, 2002

Re: Notice of the 83rd Annual Shareholders' Meeting

Dear Shareholders:

You are cordially invited to attend Bridgestone Corporation's 83rd Annual Shareholders' Meeting, as described in this letter.

Some of the matters proposed for resolution at this meeting require a certain quorum for resolution. If for some reason your attendance will not be possible, you may exercise your voting rights in writing. Please review the reference materials provided, indicate your vote of approval or disapproval on the enclosed Exercise of Voting Rights form, then affix your seal and return the form to us by March 27, 2002.

Very truly yours,

Shigeo Watanabe
President/Representative Director

The 83rd Annual Shareholders' Meeting

1. Date and time: Thursday, March 28, 2002 at 10:00 a.m.

2. Location: International Conference Room, 11th Floor, Keidanren Kaikan Bldg.
9-4 Otemachi 1-chome, Chiyoda-ku, Tokyo

3. Purpose of the meeting
   Matters to be reported:
   Balance Sheet as of December 31, 2001, and Income Statement and Business Report for the 83rd Fiscal Year (January 1, 2001 through December 31, 2001)

Matters to be resolved:

Proposal 1	Approval of Proposed Appropriation of Unappropriated Retained Earnings for the 83rd Fiscal Year
Proposal 2	Partial Changes to the Articles of Incorporation The details of the proposal shall be as per "Reference to Exercise of Voting Rights" provided below.
Proposal 3	Presentation of Retirement Allowances to Retiring Directors
Proposal 4	Revision of Total Remunerations to Directors
Proposal 5	Granting of Subscription Rights to the Company's Directors and Employees under Article 280-19 of the Commercial Code The details of the proposal shall be as per "Reference to Exercise of Voting Rights" provided below.

Note: Attendees are asked to return their completed Exercise of Voting Rights forms to the registration desk on the day of the meeting.

Reference to Exercise of Voting Rights

1. Number of voting rights granted to all shareholders: 856,818

2. Proposals and Reference Information

Proposal 1 - Approval of Proposed Appropriation of Unappropriated Retained Earnings for the 83rd Fiscal Year

During the fiscal year in review, the Company recorded a loss of 158 billion yen due to an extraordinary loss incurred in association with the reorganization effort in the American operations. With regard to dividends at the end of this fiscal year, in order to maintain a stable dividend level it is proposed that the general reserve be partially disposed of and the same amount as was disbursed for the interim dividend; that is, an ordinary dividend of 6 yen plus a special dividend of 2 yen, for a total of 8 yen per share, be disbursed.

Accordingly, the fiscal year's total dividend, including the interim dividend, would be 16 yen per share.

Directors' bonuses are not appropriated.

Proposal of Appropriation of Unappropriated Retained Earnings

	Yen
Undisposed Deficits as of the end of the year	156,802,813,854
Reversal of Reserve for Special Depreciation	206,687,875
Reversal of Reserve for Deferred Capital Gain on Fixed Assets	368,487,378
Reversal of General Reserve	171,000,000,000
Total	14,772,361,399
To be appropriated to:	
Cash Dividends (¥8 per share)	6,886,365,360
Unappropriated Retained Earnings carried forward to the next year	7,885,996,039

Note: Interim dividends aggregating ¥6,886,569,144 (¥8 per share) were paid on September 3, 2001.

Proposal 2 - Partial Changes to the Articles of Incorporation

1. Reason for Change
   (1) As for Article 2 (Corporate Purpose) of the current Articles of Incorporation, it is proposed that a new business purpose be added as stated in the Proposed Change column to reflect the future business expansion, and that the necessary adjustments be made as a result of this change.
   (2) It is proposed that Article 6 of the current Articles of Incorporation be deleted, Article 7 be modified, Article 11 be deleted, paragraph 2 of Article 16 and paragraph 2 of Article 23 be modified, and that the necessary adjustments be made as a result of these changes, in accordance with the provisions of the "Law Regarding Partial Revision of the Commercial Code, etc. and Other" (2001 Law No. 79, effective October 1, 2001).
   (3) It is proposed that Article 10 (Granting of Subscription Rights) be added to the Articles of Incorporation in order to enable the Company to grant subscription rights to its directors and employees for the purpose of motivating and raising the morale of its directors and employees, and thereby achieving better business results, and that the necessary adjustments be made as a result of this change. The provisions stipulated in and after Article 280-19 of the current Commercial Code, regarding the so-called stock option based on subscription rights, will be nullified on April 1, 2002, whereupon they will be replaced by the applicable provisions under the "Law Regarding Partial Revision of the Commercial Code, etc." (2001 Law No. 128, effective April 1, 2002). Accordingly, the new Article 10 (Granting of Subscription Rights) will remain effective until March 31, 2002, and the Board of Directors proposes that the article be deleted from the Articles of Incorporation effective April 1, 2002. Please note that after deletion the number assigned to the articles following Article 10 will move up by one subsequently.
   (4) It is proposed that the number of directors specified in paragraph 1 of Article 16 of the current Articles of Incorporation be reduced to reflect the introduction of the corporate-officer system.
   (5) It is proposed that, with the introduction of the corporate-officer system, CHAPTER V, CORPORATE OFFICERS be added to the current Articles of Incorporation and Article 21 (Corporate Officers) be provided in this chapter, and that the necessary adjustments be made as a result of these changes. As specified in Article 21 (Corporate Officers), executive positions such as president and others are regarded as positions pertaining to the execution of the Company's business affairs. Accordingly, the Board of Directors proposes that Article 18 of the current Articles of Incorporation be deleted and the provisions in paragraph 2 of Article 12, Article 13 and Article 19 be modified in order to designate the representative director as the person with the authority to convene a general meeting of shareholders and a meeting of the Board of Directors, and to serve as chairman at these meetings.

2. Details of Change

   The details of each change are described below. (The underline indicates change.)

Current Articles of Incorporation	Proposed Change
CHAPTER I **GENERAL PROVISIONS**	**CHAPTER I** **GENERAL PROVISIONS**
Article 2 (Corporate Purpose) The purpose of the Company shall be to engage in the following businesses:	Article 2 (Corporate Purpose) Same as specified at left
(1) Planning, manufacture, sale, installation, lease, repair and maintenance of the following items and equipment and facilities related thereto:	(1) Same as specified at left
① Tires and tubes for automobiles and other industrial and general rubber products;	① Same as specified at left
(New item)	② <u>Module products for automobiles (products combining a chassis with tires, suspensions, brakes and other running-gear parts);</u>
② Materials of natural rubber, synthetic rubber, synthetic fiber, synthetic resins, chemicals, ceramics, metals, liquefied gases etc. and those processed goods;	③ Same as specified at left
③ Materials for public works and construction, marine structures and machines for prevention of environmental pollution;	④ Same as specified at left
④ Machines and equipment for manufacturing rubber and synthetic fiber products and industrial machines such as equipment and facilities for metal processing;	⑤ Same as specified at left

⑤ Electric machines and equipments such as machines for communication and audio and visual devices, electric battery etc., measuring tools and mechatronics machines and tools such as industrial robots etc.;	⑥ Same as specified at left
⑥ Bicycles and other equipment and tools for transportation and other related goods; and	⑦ Same as specified at left
⑦ Bedding, furniture and other interior products, stationery and other office supplies, sporting goods and instruments and other machines and tools for promoting health.	⑧ Same as specified at left
(2) Planning, execution, supervision and contracting of construction and engineering works;	(2) Same as specified at left
(3) Lease, purchase, sale, agency business and maintenance of real estate;	(3) Same as specified at left
(4) Investigation, project, planning, supervision and contracting related to community development, urban development, gardening and other land development and utilization;	(4) Same as specified at left
(5) Project related to information processing, information communication, and providing information and production and sale of software related thereto;	(5) Same as specified at left
(6) Educational project for the training and development of employees and management consultant business;	(6) Same as specified at left

(7) Travel agency business and management of hotels and sports facilities;	(7) Same as specified at left
(8) Sale and intermediary for the sale of membership of golf clubs and membership of hotels and sports facilities attached thereto;	(8) Same as specified at left
(9) Nonlife insurance agency business and canvassing for life insurance policies;	(9) Same as specified at left
(10) Dispatch of supporting staff;	(10) Same as specified at left
(11) Maintenance businesses for automobiles;	(11) Same as specified at left
(12) Lease and rental business and financial business;	(12) Same as specified at left
(13) Advertising, printing and publishing business;	(13) Same as specified at left
(14) Sale of clothing, foods and daily necessities;	(14) Same as specified at left
(15) Processing of industrial wastes and other general waste matters;	(15) Same as specified at left
(16) Warehousing business and freight forwarding and forwarding agency businesses; and	(16) Same as specified at left
(17) Any and all businesses incidental or related to any of the business specified under the foregoing items.	(17) Same as specified at left
CHAPTER II SHARES	**CHAPTER II SHARES**
Article 6 (Amount per Share of Par Value Shares) The par value of each par value share to be issued by the Company shall be fifty yen (¥50).	(Deleted.)

Article 7	(Number of Shares per Unit) The number of shares per unit of the Company shall be one thousand (1,000). (Added.)	Article 6	(Number of Shares per Specified Unit and Non-Issuance of Shares in a Number Below One Specified Unit) 1. The number of shares per specified unit of the Company shall be one thousand (1,000). 2. The Company shall not issue share certificates with respect to a number of shares below one specified unit (hereinafter referred to as "shares in a number below one specified unit").
Article 8	(Transfer Agent) 1. The Company shall have a transfer agent for matters relating to shares. 2. The shareholders' register (hereinafter any reference to the shareholders' register shall include the register of beneficial shareholders; the same shall apply hereinafter.) of the Company shall be kept at the transfer agent's place of business, and registration of transfer of share and other matters relating to shares shall be handled by the transfer agent.	Article 7	(Transfer Agent) Same as specified at left
Article 9	(Share Handling Regulations) Denominations of share certificates of the Company and procedures and fees for registration of transfer of shares and other matters relating to shares shall be governed by the Share Handling Regulations established by the Board of Directors.	Article 8	(Share Handling Regulations) Same as specified at left

Article 10 (Record Date) 1. The shareholders with voting rights of the Company (hereinafter any reference to shareholders shall include beneficial shareholders.) who are recorded on the shareholders' register as of the close of each business term shall be deemed to be the shareholders entitled to exercise their voting rights at the ordinary general meeting of shareholders for the relevant term. 2. In addition to the preceding paragraph, in any case deemed necessary, the Company may, upon giving prior public notice and by a resolution of the Board of Directors, entitle the shareholders and the registered pledgees recorded on the shareholders' register as of the close of certain date to exercise their respective rights.	Article 9 (Record Date) Same as specified at left
(New item)	Article 10 (Granting of Subscription Rights) The Company may grant subscription rights to its directors and/or employees under Article 280-19 of the Commercial Code.
Article 11 (Acquisition of Own Shares by Board Resolution) The Company may, by a resolution of the Board of Directors, purchase the shares of the Company for its own account for cancellation up to eighty-two million (82,000,000) shares.	(Deleted.)

CHAPTER III GENERAL MEETING OF SHAREHOLDERS	CHAPTER III GENERAL MEETING OF SHAREHOLDERS
Article 12 (Convocation) 1. An ordinary meeting of shareholders shall be convened within three (3) months from the day immediately following the date of settlement of accounts for each business term and an extraordinary meeting of shareholders shall be convened whenever necessary.	Article 11 (Convocation) 1. Same as specified at left
2. *Unless otherwise provided for in* laws or regulations, a general meeting of shareholders shall be convened by the Chairman by a resolution of the Board of Directors. If the Chairman is not assigned or is prevented from so acting, one of the other Representative Directors shall act in his place in the order previously determined by the Board of Directors.	2. *Unless otherwise provided for in* laws or regulations, a general meeting of shareholders shall be convened by the Representative Director by a resolution of the Board of Directors. If there is more than one Representative Director, the Representative Director as specified in accordance with the order previously determined by the Board of Directors shall be given the authority to convene a general meeting of shareholders.
Article 13 (Chairman) The Chairman shall act as chairman at a general meeting of shareholders. If the Chairman is not assigned or is prevented from so acting, one of the other Representative Directors shall act in his place in the order previously determined by the Board of Directors.	Article 12 (Chairman) The Representative Director shall act as chairman at a general meeting of shareholders. If there is more than one Representative Director, the Representative Director as specified in accordance with the order previously determined by the Board of Directors shall act as chairman. If the Representative Director(s) is prevented from so acting, one of the other Directors shall act in his/her place in the order previously determined by the Board of Directors.

Article 14 (Exercise of Voting Rights by Proxy) Shareholders may exercise their voting rights by proxies; provided, however, that such proxies shall be shareholders of the Company with voting rights.	Article 13 (Exercise of Voting Rights by Proxy) Same as specified at left
Article 15 (Manner of Adopting Resolutions) Resolutions of a general meeting of shareholders shall be adopted by a majority vote of shareholders present at such meeting unless otherwise provided for in laws, regulations or these Articles of Incorporation.	Article 14 (Manner of Adopting Resolutions) Same as specified at left
CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS	**CHAPTER IV DIRECTORS AND BOARD OF DIRECTORS**
Article 16 (Number and Elections of Directors) 1. The number of Directors of the Company shall be not more than thirty-five (35). Directors shall be elected at a general meeting of shareholders. 2. The election provided for in the preceding paragraph shall be made by a majority vote of shareholders present at a meeting and holding the shares representing one-third (1/3) or more of the total number of outstanding shares. 3. The election of Directors shall not be made by cumulative voting.	Article 15 (Number and Elections of Directors) 1. The number of Directors of the Company shall be not more than fifteen (15). Directors shall be elected at a general meeting of shareholders. 2. The election provided for in the preceding paragraph shall be made by a majority vote of shareholders present at a meeting and holding one-third (1/3) or more of the voting rights granted to all shareholders. 3. Same as specified at left
Article 17 (Representative Directors) Directors who represent the Company shall be elected at a meeting of the Board of Directors.	Article 16 (Representative Directors) Same as specified at left

Article 18 (Directors with Special Titles) The Company may elect, by a resolution of the Board of Directors, one (1) Chairman, one (1) President, one (1) or more of each of Vice Chairmen, Executive Vice Presidents, Senior Vice Presidents and Vice Presidents out of its directors.	(Deleted.)
Article 19 (Person to Convene Meeting of the Board of Directors and Chairman of the Board) A meeting of the Board of Directors shall be convened by the Chairman who shall act as chairman thereat. If the Chairman is not assigned or is prevented from so acting, one of the other Representative Directors shall act in his place in the order previously determined by the Board of Directors.	Article 17 (Person to Convene Meeting of the Board of Directors and Chairman of the Board) A meeting of the Board of Directors shall be convened by the Representative Director who shall act as chairman thereat. If there is more than one Representative Director, the Representative Director as specified in accordance with the order previously determined by the Board of Directors shall act as chairman. If the Representative Director(s) is prevented from so acting, one of the other Directors shall act in his/her place in the order previously determined by the Board of Directors.
Article 20 (Procedures for Convocation of Meetings of the Board of Directors) Notice of convocation of a meeting of the Board of Directors shall be sent to each Director and Corporate Auditor three (3) days prior to the date of such meeting; provided, however, that such period may be shortened in case of emergency.	Article 18 (Procedures for Convocation of Meetings of the Board of Directors) Same as specified at left

Article 21 (Term of Office of Directors) 1. The term of office of Directors shall expire at the close of an ordinary general meeting of shareholders relating to the last account settlement date falling within two (2) years after their assumption of office. 2. The term of office of Director elected to increase in number of Directors or to fill a vacancy shall expire at such time as the term of office of other Directors in office expires.	Article 19 (Term of Office of Directors) Same as specified at left
Article 22 (Regulations of the Board of Directors) Unless otherwise provided for in laws, regulations or these Articles of Incorporation, matters concerning the Board of Directors shall be governed by the Regulations of the Board of Directors established by the Board of Directors.	Article 20 (Regulations of the Board of Directors) Same as specified at left
(New items)	**CHAPTER V** **CORPORATE OFFICERS** Article 21 (Corporate Officers) The Company may appoint a corporate officer or officers by a resolution of the Board of Directors. The Board of Directors shall elect a corporate officer or officers from among the directors and/or employees of the Company, assign to each elected corporate officer the duty to execute business affairs as determined by the Board of Directors, and grant him/her an executive position, such as President, Executive Vice President, Senior Vice President or Vice President.

CHAPTER V AUDITORS AND BOARD OF AUDITORS	CHAPTER VI AUDITORS AND BOARD OF AUDITORS
Article 23 (Number and Elections of Auditors) 1. The number of Corporate Auditors of the Company shall be not more than five (5). Corporate Auditors shall be elected at a general meeting of shareholders.	Article 22 (Number and Elections of Auditors) 1. Same as specified at left
2. The election provided for in the preceding paragraph shall be made by a majority vote of shareholders present at a meeting and holding the shares representing one-third (1/3) or more of the total number of outstanding shares.	2. The election provided for in the preceding paragraph shall be made by a majority vote of shareholders present at a meeting and holding one-third (1/3) or more of the voting rights granted to all shareholders.
Article 24 (Standing Corporate Auditors) Corporate Auditors shall appoint from among themselves one (1) or more Standing Corporate Auditors.	Article 23 (Standing Corporate Auditors) Same as specified at left
Article 25 (Procedures for Convocation of Meetings of the Board of Auditors) Notice of convocation of a meeting of the Board of Auditors shall be sent to each Corporate Auditor three (3) days prior to the date of such meeting; provided, however, that such period may be shortened in case of emergency.	Article 24 (Procedures for Convocation of Meetings of the Board of Auditors) Same as specified at left

Article <u>26</u> (Term of Office of Corporate Auditors) 1. The term of office of Corporate Auditor shall expire at the close of an ordinary general meeting of shareholders relating to the last account settlement date falling within three (3) years after their assumption of office. 2. The term of office of Corporate Auditor elected to fill a vacancy of a predecessor who has retired prior to the expiration of his term of office shall expire at such time as the term of office of the predecessor would otherwise expire.	Article <u>25</u> (Term of Office of Corporate Auditors) Same as specified at left
Article <u>27</u> (Regulations of the Board of Auditors) Unless otherwise provided for in laws, regulations or these Articles of Incorporation, matters concerning the Board of Auditors shall be governed by the Regulations of the Board of Auditors established by the Board of Auditors.	Article <u>26</u> (Regulations of the Board of Auditors) Same as specified at left
CHAPTER <u>VI</u> ACCOUNTS	**CHAPTER <u>VII</u> ACCOUNTS**
Article <u>28</u> (Business Term and Settlement of Accounts) The business term of the Company shall be from January 1 through December 31 each year, and accounts shall be settled at the close of each business term.	Article <u>27</u> (Business Term and Settlement of Accounts) Same as specified at left
Article <u>29</u> (Determination of Recipients of Dividends) Dividends shall be paid to the shareholders or the registered pledgees who are recorded on the shareholders' register as of the close of account settlement date for each business term.	Article <u>28</u> (Determination of Recipients of Dividends) Same as specified at left

Article 30 (Interim Dividends) The Company may, by a resolution of the Board of Directors, make cash payment stipulated by Article 293-5 of the Commercial Code (hereinafter referred to "interim dividends") to the shareholders or the registered pledgees who are recorded on the shareholders' register as of the close of June 30 each year.	Article 29 (Interim Dividends) Same as specified at left
Article 31 (Convertible Bonds and Dividends) The initial dividends or interim dividends on the shares issued upon conversion of convertible bonds shall be paid deeming that the conversion took effect on January 1 when the request for conversion is made during the period from January 1 to June 30, and on July 1 when the request for conversion is made during the period from July 1 to December 31.	Article 30 (Convertible Bonds and Dividends) Same as specified at left
Article 32 (Prescription Period of Dividends, etc.) The Company shall be relieved from the obligation to pay dividends, interim dividends or other cash distributions in case the payment thereof remains unclaimed for five (5) full years after the date of commencement of payment.	Article 31 (Prescription Period of Dividends, etc.) Same as specified at left

Proposal 3 - Presentation of Retirement Allowances to Retiring Directors

The Board of Directors proposes that retirement allowances be presented to Mr. Hidekatsu Ishizaki, who passed away on December 31, 2001, and to directors Nobuhiro Koike, Iki Harada, Atsuo Kasori, Akira Inohara, Akira Inoue, Shigeru Iwazawa, Hiroshi Kawakami, Yasuyoshi Kawaguchi, Masaharu Oku, Katsuhiko Yamamoto, Takeshi Hattori, Hiromichi Odagiri, Minekazu Fujimura, Hideki Inose, Tatsuya Okajima, Giichi Miyakawa, Katsunori Yamaji, Shigehisa Sano, Kazuhiko Sukegawa and Osamu Inoue, who will retire from their offices at the conclusion of this meeting, in commendation for their faithful and outstanding service to the Company, within due amounts calculated in accordance with the Company's relevant standards.

It is also proposed that the amounts, timing and method of payment of such allowances to the retiring directors be left to the decision of the Board of Directors.

The following table gives brief personal histories of the retiring directors:

Name	Brief personal histories	
Hidekatsu Ishizaki	March, 1998	Director of the Company
	January, 2000	Vice President of the Company
	December, 2001	Deceased
Nobuhiro Koike	March, 1995	Director of the Company
	July, 1995	Vice President of the Company
	March, 1997 to present	Senior Vice President of the Company
Iki Harada	March, 1995	Director of the Company
	January, 1998 to present	Vice President of the Company
Atsuo Kasori	March, 1995	Director of the Company
	March, 1999 to present	Vice President of the Company
Akira Inohara	March, 1997	Director of the Company
	January, 2000 to present	Vice President of the Company
Akira Inoue	March, 1997	Director of the Company
	January, 2000 to present	Vice President of the Company
Shigeru Iwasawa	March, 1999	Director of the Company
	March, 2001 to present	Vice President of the Company
Hiroshi Kawakami	March, 2000	Director of the Company
	March, 2001 to present	Vice President of the Company
Yasuyoshi Kawaguchi	March, 2000	Director of the Company
	July, 2001 to present	Vice President of the Company

Name	Brief personal histories	
Masaharu Oku	March, 2000	Director of the Company
	January, 2002 to present	Vice President of the Company
Katsuhiko Yamamoto	March, 1996 to present	Director of the Company
Takeshi Hattori	March, 1998 to present	Director of the Company
Hiromichi Odagiri	March, 1998 to present	Director of the Company
Minekazu Fujimura	March, 1999 to present	Director of the Company
Hideki Inose	March, 1999 to present	Director of the Company
Tatsuya Okajima	March, 1999 to present	Director of the Company
Giichi Miyakawa	March, 2000 to present	Director of the Company
Katsunori Yamaji	March, 2000 to present	Director of the Company
Shigehisa Sano	March, 2000 to present	Director of the Company
Kazuhiko Sukegawa	March, 2000 to present	Director of the Company
Osamu Inoue	March, 2001 to present	Director of the Company

Proposal 4 - Revision of Total Remunerations to Directors

It was approved at the 78th Annual Shareholders' Meeting held on March 28, 1997 that the total remunerations to be paid to the Company's directors shall not exceed 50 million yen per month. However, the Company has decided to reduce the number of its directors under the corporate-officer system which is to take effect at the conclusion of this meeting. Accordingly, the Board of Directors proposes for approval a revised maximum amount of 35 million yen per month. Please note that as before a director's remuneration does not include the salary paid to the individual as an employee of the Company.

The number of directors shall become eight as of the conclusion of this meeting.

Proposal 5 - Granting of Subscription Rights to the Company's Directors and Employees under Article 280-19 of the Commercial Code

Based on the condition that Proposal 2, "Partial Changes to the Articles of Incorporation," is approved, the Board of Directors proposes for approval the granting of subscription rights to the Company's directors and employees according to the details shown below and under Article 280-19 of the Commercial Code and the provision of Article 10 of the Company's Articles of Incorporation after an approval of the proposed changes, for the purpose of motivating and raising the morale of its directors and employees, and thereby achieving better business results.

(Details regarding the granting of subscription rights)

Names of applicable individuals and number of shares issued under the subscription rights

A maximum of 110,000 shares shall be issued to eight directors of the Company who will be in office at the conclusion of this meeting, and a maximum of 154,000 shares shall be issued to 62 employees of the Company who will be in service at the conclusion of this meeting. The names of the applicable individuals and the number of shares to be issued to each person (hereinafter referred to as the "number of shares issued") shall be as per the list of applicable individuals provided below.

If the shares are split or consolidated on or after the day of the granting of subscription rights, the number of shares issued under the unexercised subscription rights shall be adjusted proportionally, in accordance with the ratio of stock split or consolidation.

Type of stock to be issued under the subscription rights

The Company's common stock

Issue price per share

The issue price shall be calculated at 1.05 times the average closing price of the Company's stock on the Tokyo Stock Exchange by regular transaction during the whole month (excluding days wherein no transaction is realized) immediately preceding the month in which the granting of subscription rights occurs (hereinafter referred to as "closing price"), with fractions below the unit of one yen rounded up. However, if the calculated price is below the closing price of the Company's stock on the day the subscription rights are granted (or below the closing price of the Company's stock on the day before and closest to the day the subscription rights are granted, if no closing price is available on the day the subscription rights are granted; the same applying hereinafter), then the closing price on the day the subscription rights are granted shall be used.

If the shares are split or consolidated on or after the day the subscription rights are granted, the issue price shall be adjusted proportionally, in accordance with the ratio of stock split or consolidation, with fractions below the unit of one yen rounded up.

If, on or after the day the subscription rights are granted, new shares are issued at a below-market price (excluding a conversion of convertible bonds, exercise of rights under a certificate with preemptive rights, and exercise of subscription rights granted under Article 280-19 of the Commercial Code), the issue price shall be adjusted according to the formula below, with fractions below the unit of one yen rounded up.

$$\text{Adjusted issue price} = \text{Unadjusted issue price} \times \frac{\text{Number of shares already issued} + \dfrac{\text{Number of new shares issued} \times \text{Paid-in value per share}}{\text{Share price before issuance of new shares}}}{\text{Number of shares already issued} + \text{Number of new shares issued}}$$

Period for the exercise of rights

April 1, 2004 ~ March 31, 2009

Conditions for exercise of rights

(1) The person being granted the subscription rights may exercise the said rights according to the conditions stipulated under the Contract described in (5) below, even after he/she ceases to be a director or employee of the Company.

(2) In the event of the death of the person being granted the subscription rights, his/her heir may exercise the said rights according to the conditions stipulated under the Contract described in (5) below.

(3) The person being granted the subscription rights may not transfer to a third party, pledge, or otherwise dispose of the said rights granted to him/her.

(4) If, on or after the day the subscription rights are granted, the Company is taken over by another company or companies, merges with another company or companies in order to establish a new entity, exercises a share swap or transfer, or splits its organization, or when a similar situation arises wherein adjustments become inevitable, then the number of shares issued, issue price, period for the exercise of rights and other conditions shall be adjusted or the exercise of subscription rights be limited within the minimum-required range that is deemed rational, or the unexercised subscription rights may be voided.

(5) Other conditions pertaining to the exercise of subscription rights shall be stipulated under the Contract executed between the Company and the applicable individual specified below, based on the resolutions made at this meeting and meetings of the Board of Directors.

Names of applicable individuals and number of shares issued to each person

1. 8 Directors

Name	Number of shares
Shigeo Watanabe	25,000
Keisuke Suzuki	15,000
Akira Sonoda	15,000
Isao Togashi	15,000
Hiroshi Kanai	10,000
Yasuo Fujita	10,000
Shoshi Arakawa	10,000
John T. Lampe	10,000

2. 62 Employees

Name	Number of shares	Name	Number of shares
Iki Harada	5,000	Yuuzou Kumagai	2,000
Atsuo Kasori	5,000	Tadayoshi Ozawa	2,000
Akira Inohara	5,000	Toshiro Iwata	2,000
Akira Inoue	5,000	Akeshi Noda	2,000
Shigeru Iwasawa	5,000	Yasuo Asami	2,000
Hiroshi Kawakami	5,000	Osamu Mori	2,000
Yasuyoshi Kawaguchi	5,000	Kazuo Kakehi	2,000
Masaharu Oku	5,000	Yukio Kanai	2,000
Tatsuya Okajima	5,000	Junya Satou	2,000
Hiromichi Odagiri	3,000	Kazuro Yamada	2,000
Minekazu Fujimura	3,000	Akio Wagatsuma	2,000
Hideki Inose	3,000	Tadahiko Sekiya	2,000
Katsunori Yamaji	3,000	Yasuhiro Ito	2,000
Shigehisa Sano	3,000	Shigeyuki Takei	2,000
Kazuhiko Sukegawa	3,000	Hideki Yurino	2,000
Osamu Inoue	3,000	Narumi Zaitsu	2,000
Tomoyuki Izumisawa	3,000	Masao Katou	2,000
Shoji Mizuochi	3,000	Takeshi Yonezawa	2,000
Masayuki Okabe	2,000	Shinsuke Yamaguchi	2,000
Ryuhei Tatsuta	2,000	Isaku Motohashi	2,000
Kiyoshi Nomura	2,000	Shigeru Kaneko	2,000
Yuuji Tomiyasu	2,000	Yoshikane Shinnaga	2,000
Kengo Nobayashi	2,000	Kaoru Fujioka	2,000
Keiji Watanabe	2,000	Shigehiro Nakagawara	2,000
Masafumi Yoshihara	2,000	Takeshi Yoshikawa	2,000
Keiichirou Mizuno	2,000	Ryouji Akiyama	1,000
Hiroshi Ogawa	2,000	Yukimitsu Ushio	1,000
Hiroshi Yamaguchi	2,000	Yuuichi Nakada	1,000
Misao Kawabata	2,000	Hidehiko Nanya	1,000
Makoto Yamauchi	2,000	Shinobu Yoshikawa	1,000
Mikio Masunaga	2,000	Akira Yamashita	1,000